NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

July 9, 2021

VIA EDGAR

Liz Packebusch

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

RE:	Navios Maritime Holdings Inc.

Registration Statement on Form F-1

Filed July 1, 2021

File No. 333-257606

Dear Ms. Packebusch:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Navios Maritime Holdings Inc. hereby requests that the effective date of the above-referenced Registration Statement on Form F-1 be accelerated so that the Registration Statement may become effective at 4:00 p.m. (Eastern Time) on Tuesday, July 13, 2021, or as soon thereafter as practicable.

Please contact Mark Hayek of Fried, Frank, Harris, Shriver & Jacobson LLP at (212) 859-8890 or Mark.Hayek@friedfrank.com with any comments or questions regarding the Registration Statement, this letter or related matters.

Very truly yours,

Navios Maritime Holdings Inc.

By: /s/ Vasiliki Papaefthymiou
Vasiliki Papaefthymiou
Executive Vice President – Legal